

February 28, 2014

<u>Via E-mail</u>
Mr. Wayne Graham
Chief Financial Officer
Alaska Communications Systems Group, Inc.
600 Telephone Avenue
Anchorage, Alaska 99503-6091

        Re: Alaska Communications Systems Group, Inc.
                Item 4.02 Form 8-K
                Filed February 20, 2014
                File No. 000-28167

Dear Mr. Graham:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Robert S. Littlepage, for

                Larry Spirgel
                Assistant Director